Exhibit 99.1

Materialise Exercises Option to Acquire Link3D

Acquisition Accelerates Creation of Materialise Software Platform for Additive Manufacturing

Leuven (Belgium) – November 15, 2021. Materialise, a global leader in 3D printing solutions, has agreed to exercise its option to acquire Link3D Inc., an additive workflow and digital manufacturing software company that supports customers in major manufacturing industries to scale and integrate their AM operations across complex supply chains and IT environments. The transaction, which is subject to conditions that are typical for this type of transaction, is expected to close by the end of the year. Materialise will acquire 100% of the Link3D equity interests for US$ 33.50 million.

Building on the success of its existing additive manufacturing (AM) software suite, Materialise has outlined an ambitious cloud-based platform strategy. The Materialise software platform will offer companies cloud-based access to a continuously growing set of digital tools, enabling users to personalize and manage their 3D printing processes and streamline their workflows. The acquisition of Link3D will strengthen and accelerate the creation of the Materialise software platform, particularly for companies that are scaling up their additive manufacturing operations to volume production.

“Materialise continues to lead the way in advancing the AM industry and this acquisition strengthens our position in the high-growth manufacturing market”, says Fried Vancraen, CEO of Materialise. “As companies accelerate the adoption of additive manufacturing into increasingly digital production environments, they require a strong and unified AM software platform. Today’s announcement creates a merger of forces that serves as the foundation for such a scalable and sustainable platform.”

By integrating Link3D’s additive MES (Manufacturing Execution System) solution with the Materialise Magics software suite into a unified, cloud-based software platform, manufacturers will be able to run and continuously improve the most efficient, repeatable, automated and controlled processes to mass-produce identical or customized products. This process extends beyond the actual 3D printing operations and creates a closer alignment between 3D printing and conventional manufacturing, signaling the removal of the wall between both production environments.

“In recent years, we have carefully developed our platform strategy”, says Stefaan Motte, VP and General Manager of Materialise Software. “By joining forces with Link3D we can accelerate the realization of this strategy, which will allow our customers to define and run the most optimal, efficient and sustainable production process. Not only for the production of one-offs, but in particular for scaling production in complex and distributed ecosystems.”

“It has always been our mission to help companies scale additive manufacturing and help them achieve their ROI goals”, says Vishal Singh, CTO and Co-Founder of Link3D. “This is a landmark day for the AM industry. The combination of two innovation leaders committed to relentless pursuit of the promise of digital manufacturing.”

Customers will not only benefit from seamless access to Materialise’s Magics 3D print suite for AM part preparation, automation, and production optimization, but also broad 3D printer connectivity and automated workflows.

More information is available at https://www.materialise.com/en/press-releases/materialise-exercises-option-to-acquire-Link3D

About Materialise

Materialise incorporates three decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

About Link3D

Link3D, a global leader in additive workflow and digital manufacturing software, offers SaaS-based solutions to help organizations scale and optimize their additive manufacturing ecosystems. Link3D helps connect complex supply chains and IT environments to provide actionable analytics and greater visibility into the production process – ultimately helping achieve improved productivity, asset utilization, and quality outcomes. To learn more about Link3D, please visit: www.link3d.co

Cautionary Statement on Forward-Looking Statements

Some of the statements in this press release are “forward-looking” and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to, among other things, the expected closing of the Link3D acquisition; the ability of the parties to complete the acquisition considering the various closing conditions; the expected benefits of the acquisition; and statements about Materialise’s and Link3d’s products, customers and markets. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. Materialise cautions you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond Materialise’s control that may cause Materialise’s actual results to differ materially from its expectations. Materialise is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless Materialise has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Press contact:

Materialise

Kristof Sehmke

Email: Kristof.sehmke@materialise.be

Or press@materialise.com

Twitter: @MaterialiseNV

Visit: www.materialise.com

Link3D

Neal Shah

Email: neal.shah@link3d.co

Visit: www.link3d.co